September 9, 2013

Darren Hakeman
2125 O'Nel Drive
San Jose, CA 95131

RE: Employment Offer at 8x8, Inc. (Nasdaq: EGHT)

Dear Darren,

On behalf of 8x8, Inc., a Delaware corporation (the "Company"), I am pleased to offer you the position of Senior Vice President of Product and Strategy. The terms of your employment relationship with the Company will be as set forth below and will be subject to the approval of the Company's Chief Executive Officer.

1. Position. You will become Senior Vice President of Product and Strategy. As such, you will have responsibilities as determined by Vikram Verma. Duties and responsibilities are subject to change depending on the needs of the Company.

2. Compensation.

a. Base Salary. You will be paid a yearly rate of $260,000 per year. Your salary will be payable in accordance with the Company's standard payroll policies subject to normal required withholding.

b. Salary Review. Your base salary will be reviewed as part of the Company's normal salary review process.

c. Expenses. You will be reimbursed for all reasonable and necessary business expenses incurred in the performance of your duties as provided in the Company's Employee Handbook.

3.   Management Incentive Plan. Starting with FY 2015 (April 1, 2014), while you are Senior Vice President of Product and Strategy you will be eligible to participate in the Company's Management Incentive Plan, with a target annual bonus of 50% of your annual base salary. The Management Incentive Plan will be paid (if minimum targets are met) in the calendar year in which the relevant fiscal year ends, promptly after the completion of each fiscal year's audit.

4. Stock Awards.

(a) Initial Equity Grants: Subject to approval by the Board of Directors, you will receive the following awards of stock-based compensation under the 2013 New Employee Inducement Incentive Plan ("2013 Inducement Plan") with vesting commencing on your employment start date:

(i)   a nonstatutory stock option to purchase up to 150,000 shares of Common Stock at an exercise price per share equal to Market Value (as defined in the 2013 Inducement Plan) on the grant date, vesting as to one-fourth (1/4) of the shares subject to the option on the first anniversary of your start date and as to one thirty-sixth (1/36) of the remaining shares at the end of each consecutive month thereafter, subject to your continued service;

(ii)   RSUs for 20,000 shares of Common Stock which vest in full six months after the grant date, subject to your continued service;

(iii)   RSUs for 25,400 shares of Common Stock, which are subject to two vesting conditions: (A) none of such RSUs shall vest unless and until the average of the Market Value of the Common Stock exceeds 150% of the Market Value on the grant date for at least one period of 30 consecutive trading-days during the four-year period following the grant date; and (B) if condition (A) is met, then 25% of such RSUs will vest on each consecutive anniversary of the grant date, subject to your continued service. If condition (A) is met prior to an annual vesting date in condition (B), the unvested RSUs shall remain subject to the annual vesting requirement in condition (B). If condition (A) is not met within the four-year period, none of such RSUs will ever vest;

(iv)   RSUs for 26,200 shares of Common Stock ("TSR Performance Shares") which will vest subject to your continued service and the performance of the price per share of the Common Stock relative to the NASDAQ Composite Index (^IXIC) over the following three measurement periods:

(A)   25% of the TSR Performance Shares can be earned between the grant date and March 31, 2015;

(B)   50% of the TSR Performance Shares can be earned between the grant date and March 31, 2016;

(C)   25% of the TSR Performance Shares can be earned between the grant date and March 31, 2017;

where in each such measurement period, (1) if the performance return on the price per share of Common Stock exceeds the performance return on the NASDAQ Composite Index, (which shall be determined by subtracting the percentage return on the NASDAQ Composite Index from the percentage return on the price per share of the Common Stock), then all of the TSR Performance Shares for such measurement period will be deemed earned and will vest; (2) if the performance return on the price per share of Common Stock is more than 50% lower than the performance return on the NASDAQ Composition Index, then none of the TSR Performance Shares for such measurement period will be deemed earned and will vest; and (3) if the performance return on the price per share of Common Stock is between 0% and 50% lower than the performance return on the NASDAQ Composite Index, then the number of TSR Performance Shares deemed earned and vesting for such measurement period will be reduced by 2% for each 1% by which the performance return on the NASDAQ Composite Index exceeds the performance return on the Common Stock. The performance return on each of the price per share of Common Stock and the NASDAQ Composite Index will be determined in the manner described in SEC Regulation S-K, Item 201(e)(1), which assumes a dollar amount invested in each at the applicable price of the Common Stock and the NASDAQ Composite Index at the beginning of the measurement period, and which shall be compared with the dollar value of the investment at the end of the measurement period based on the 30-day trading average price of each of the Common Stock and the NASDAQ Composite Index prior to and through the grant date and the last trading day of each of the relevant measurement periods, as the case may be.

Ex.1 – *Assume that for the period from your start date through March 31 2015 the beginning and ending prices per share of Common Stock (determined as provided above) are $9.50 and $12.00, respectively, and the beginning and ending ^IXIC are 3,660 and 3,750, respectively. Assume no dividends are paid by the Company during the period. Therefore, $100 invested in Common Stock at the beginning of the period is worth $126 at the end, a 26% return, and $100 invested in ^IXIC at the beginning of the period is worth $103 at the end, a return of 3%. Therefore, the performance return on the price per share of Common Stock exceeds the performance return on the NASDAQ Composite Index so if you are in continued service to the Company on March 31, 2015 you will earn and vest as to 25% of the TSR Performance Shares.*

Ex.2 – *Assume that for the period from your start date through March 31, 2016, the beginning and ending prices per share of Common Stock (determined as provided above) are $9.50 and $8.00, respectively, and the beginning and ending ^IXIC are 3,660 and 3,250, respectively. Assume no dividends are paid by the Company during the period. Therefore, $100 invested in Common Stock at the beginning of the period is worth $84 at the end, (-16%) return, and $100 invested in ^IXIC at the beginning of the period is worth $89 at the end, (-11%) return. The performance return on the price per share of Common Stock compared with the ^IXIC is (-5%) worse than the performance return on the NASDAQ Composite Index. Therefore, the total number of TSR Performance Shares for the period is reduced by 10% (5% x 2) and 90% of the 50% of the TSR Performance Shares eligible to be earned during such measurement period, or 45% of the total number of TSR Performance Shares will be earned and vest, if you were in continuous service to the Company through March 31, 2016.*

(b) <u>Share Retention</u>: You agree to acquire and retain an ownership interest in Common Stock which is equal in value to one times the amount of your base salary in Paragraph 2(a). Shares counted for this purpose will consist of shares of Common Stock you own directly by whatever means acquired, shares under unvested RSUs that are subject only to time-based vesting, shares held in a 401(k) or similar plan, and shares acquired under the Company's Employee Stock Purchase Plan. You will have five years from your start date in which to meet this stock ownership threshold. If at any time thereafter, while you remain Senior Vice President of Product and Strategy of the Company, your aggregate share ownership as defined in this Paragraph 4(b) should fall below the threshold, you agree to retain shares as they vest and you acquire them, and not to sell any of your shares of Common Stock, until your share ownership exceeds the threshold. In the event of a termination of your employment, or a Corporate Transaction, this Paragraph 3(b) shall become inapplicable.

(c) <u>Corporate Transaction</u>: In the event that Mr. Hakeman is subject to an Involuntary Termination (as defined below) within one year following a Corporate Transaction (as defined in the 2013 Inducement Plan):

(i)   the RSUs described in Paragraph 4(a)(ii) will vest in full to the extent not vested as of the date of the Corporate Transaction;

(ii)   if the condition in Paragraph 4(a)(iii) has been met as of the closing date of the Corporate Transaction (based on the price per share of Common Stock being paid in such transaction), vesting shall accelerate with respect to the percentage of then unvested RSUs still subject to the condition in Paragraph 4(a)(iii)(B), which equals 100% times the quotient of the number of months from the grant date to such closing date divided by 48, and the remainder of the unvested RSUs will continue to vest in accordance with the original vesting schedule, subject only to your continued service subsequent to the Corporate Transaction;

(iii)   any TSR Performance Shares for which the performance conditions in Paragraph 4(a)(iv) have been met as of the closing date of the Corporate Transaction (based on the price per share of Common Stock being paid in such transaction) shall be settled by delivery of the corresponding number of shares of Common Stock, and all other unvested TSR Performance Shares shall vest over the remainder of the original period expiring March 31, 2017, subject only to your continued service subsequent to the Corporate Transaction with no further performance conditions; and

(iv)   all remaining unvested options and RSUs as of the closing date of the Corporate Transaction shall continue to vest thereafter subject only to your continued service and if, your employment is terminated without Cause (as defined below) within 12 months following a Corporate Transaction of the Company all of your remaining unvested options and RSUs granted under Paragraph 3 will vest in full.

(d)   "Involuntary Termination" means any of the following events: (i) without Mr. Hakeman's express written consent, a significant reduction of Mr. Hakeman's duties, position or responsibilities relative to Mr. Hakeman's duties, position or responsibilities in effect immediately prior to such reduction; (ii) without Mr. Hakeman's express written consent, a material reduction by the Company (or its successor) of Mr. Hakeman's base salary as in effect immediately prior to such reduction; (iii) without Mr. Hakeman's express written consent, a material reduction by the Company (or its successor) in the kind or level of employee benefits to which Mr. Hakeman was entitled immediately prior to such reduction with the result that Mr. Hakeman's overall benefits package is significantly reduced; (iv) without Mr. Hakeman's express written consent, the relocation of Mr. Hakeman to a facility or a location more than 25 miles from his location immediately prior to such relocation; or (v) any purported termination of Mr. Hakeman other than for Cause (as defined below); and

(e)   "Cause" means: (i) any act of personal dishonesty taken by Mr. Hakeman in connection with his responsibilities in his or her service to the Company which is intended to result in personal enrichment of Mr. Hakeman; (ii) Mr. Hakeman's conviction of a felony; (iii) any act by Mr. Hakeman that constitutes material misconduct and is injurious to the Company; or (iv) continued violations by Mr. Hakeman of Mr. Hakeman's obligations to the Company.

5. Benefits. The Company will make available to you standard vacation, medical and dental insurance benefits. The Company will also make available to you a 401(k) Plan. You are eligible for benefits on the first day of your employment. Medical benefits will start on your date of hire and your dental will start on the first day of the month following your date of hire.

6. <u>Standard Confidentiality and Inventions Assignment Agreement</u>. Like all Company employees, you will be required to sign the Company's standard Confidential Information and Inventions Assignment Agreement (the "Confidentiality Agreement") relating to protection of the Company's proprietary and confidential information and assignment of inventions.

7. <u>At-Will Employment</u>. You will be an employee-at-will, meaning that either you or the Company may terminate your employment at any time, without notice, for any reason or no reason without further obligation or liability to either party. Such termination will not affect the parties' respective obligations under the Confidentiality Agreement. You will receive the Company's Employee Handbook with all of our policies and procedures on your first day of employment.

8. <u>No Outside Consulting</u>. You agree to not do any outside consulting work for any other person or company while employed full-time at the Company other than with the advance written approval of the Chief Executive Officer of the Company.

9. <u>Background Check</u>. This offer letter is contingent upon the results of a background check and may be rescinded at anytime in the event the background check fails to meet the employment qualifications of the Company.

10. <u>Expiration Date</u>. If not accepted, this offer will expire on September 9, 2013.

11. <u>Start Date</u>. Your employment with the Company will commence on September 9, 2013 or such other date as you and the Company shall agree on in writing (your "Start Date").

Please indicate your acceptance by signing and returning a copy of the signed letter to me via e-mail or facsimile at 408-436-6417.

We welcome you to the team!

Sincerely,

8X8, INC.

By: _____
Vikram Verma
Chief Executive Officer

ACCEPTED:

_____
Darren Hakeman

Date: _____